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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Genta Incorporated

Title of Class of Securities:  Common Stock

CUSIP Number:  3724TM10

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

              Bernard T. Selz, c/o Furman Selz LLC.
               230 Park Avenue, New York, NY 10169

     (Date of Event which Requires Filing of this Statement)

                          June 30, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 3724TM10

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Bernard T. Selz


2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         277,401

8.  Shared Voting Power:


9.  Sole Dispositive Power:

         277,401

10. Shared Dispositive Power:


11. Aggregate Amount Beneficially Owned by Each Reporting Person

         277,401

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         6.0%

14. Type of Reporting Person

         IN


Item 1.  Security and Issuer

         This statement relates to units (the "Units") of Genta Incorporated (the "Issuer"). Each Unit consists of 1,000 shares of Premium Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. Each share of Premium Preferred Stock is currently convertible into
         105.9604 shares of Common Stock. The issuer's principal executive office is located at 3550 General Atomics Court, Building 9, 2nd Floor, San Diego, California 92121.

Item 2.  Identity and Background

         This statement is being filed on behalf of Bernard T. Selz, Vice Chairman of Furman Selz LLC, a Delaware limited liability company whose principal business is institutional brokerage and investment banking. The address of its principal office and principal business is 230 Park Avenue, New York, New York 10169.

         Mr. Selz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Selz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Selz is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, Mr. Selz is deemed to beneficially own 2.5 Units of the Issuer. In the last sixty days, 2.5 Units were purchased in a private placement transaction at an aggregate cost of $250,000. The funds for the purchase of the Units came from Mr.



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         Selz' personal funds.  No leverage was used to purchase
         any Units.

Item. 4  Purpose of Transactions.

         The Units beneficially owned by Mr. Selz were acquired for, and are being held for, investment purposes.
         Mr. Selz may acquire additional Units or dispose of or convert all or some of those Units from time to time, or may continue to hold those Units.

         Mr. Selz does not have any plan or proposal which relates to, or would result in, any of the actions enumerated in item 4 of the instructions to
         Schedule 13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, Mr. Selz is deemed to be the beneficial owner of 2.5 Units of the Issuer. Each Unit consists of 1,000 shares of Premium Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. Assuming conversion of the Premium Preferred Stock, Mr. Selz is deemed to be the beneficial owner of 277,401 shares of Common Stock. Based on the most recent information provided by the Issuer's counsel, there are believed to be 4,358,852 shares of the Issuer's Common Stock outstanding. Therefore, Mr. Selz is deemed to beneficially own 6.0% of the Issuer's outstanding shares of Common Stock. Mr. Selz has the sole power to vote, direct the vote, dispose of or direct the disposition of all the shares of the Issuer's Common Stock which he is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Mr. Selz does not have any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock of the Issuer that were effected by Mr. Selz during the past 60 days.







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         Signature

         The undersigned, after reasonable inquiry and to the best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

August 4, 1997

                                  By:  /s/ Bernard T. Selz
                                       ------------------
                                       Bernard T. Selz










































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SCHEDULE 13D
27400010.AF5



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                            EXHIBIT A

                       DAILY TRANSACTIONS
                          COMMON STOCK


Trade Date       Number of Units     Price Per Unit
----------       ---------------     --------------
June 30, 1997          2.5              $100,000












































SCHEDULE 13D
27400010.AF5